

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2010

Ronald Leon Moore
Chief Executive Officer
Cardinal Bancshares Corporation
101 Jacksonville Circle
Floyd, VA 24091

> **Re: Cardinal Bancshares Corporation**
> **Form 8-K filed May 14, 2010**
> **Form 8-K/A filed May 19, 2010**
> **File No. 000-28780**

Dear Mr. Moore:

We have completed our review of your Form 8-K filed May 14, 2010 and Form 8-K/A May 19, 2010 and have no further comments at this time.

Sincerely,

Rebekah Blakeley Moore
Staff Accountant